SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                     		The Chile Fund, Inc.
                     --------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                    168834109
                                   -----------
                                 (CUSIP Number)

               	           Jorge Villagran (on behalf of)
       		A.F.P. Habitat  S.A. (on behalf of Pension Funds)
                   Avenida Providencia 1909 Piso 9 - Providencia
                    	Santiago, Chile  011-562-378-2205
                    ----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 11, 2003
                                 --------------
             (Date of Event which Requires Filing of this Statement)

1. NAME OF REPORTING PERSON

         Jorge Villagran  (AFP Habitat's foreign tax ID : 98-000-100-8)
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [ ]
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3 SEC USE ONLY
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4. Source of Funds

   Chilean pension funds.
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5. Check Box if Disclosure of Legal Proceedings is required pursuant to
   Items 2(d) or 2 (e)
                                                                           [ ]
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6. CITIZENSHIP OR PLACE OF ORGANIZATION

         Santiago, Chile (South America)
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  NUMBER OF                7.       SOLE VOTING POWER
    SHARES
BENEFICIALLY                        2,374,199
  OWNED BY                 -----------------------------------------------------
      EACH                 8.       SHARED VOTING POWER
 REPORTING                          0
    PERSON                 -----------------------------------------------------
     WITH                  9.       SOLE DISPOSITIVE POWER
                                    2,374,199
                           -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    0
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,374,199
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [ ]
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         23.41%
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14.      TYPE OF REPORTING PERSON
         Chilean Pension Fund
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ITEM 1.  SECURITY AND ISSUER:

         This statement relates to the common stock of The Chile Fund, Inc., a Maryland corporation. The address of the principal executive offices of the Company is 466 Lexington Avenue, New York, New York 10017
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ITEM 2.  (A) NAME OF PERSON(S) FILING:

         Jorge Villagran on behalf of A.F.P. Habitat  S.A.
	 (on behalf of Pension Funds)

         (B) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

         Avenida Providencia 1909 Piso 9 - Providencia
         Santiago, Chile  (Tele.) 011-562-378-2205
	 South America

         (C) PRESENT PRINCIPAL OCCUPATION:

         Chilean Pension Fund Manager

         (D) CONVICTION OF CRIMINAL PROCEEDING:
         None

         (E) INJUNCTION AGAINST VIOLATION OF STATE OR FEDERAL SECURITIES LAWS:
         None

         (F) CITIZENSHIP:

         Santiago, Chile
	 South America
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ITEM 3.  SOURCE OF FUNDS

         Chilean pension funds.
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ITEM 4.  PURPOSE OF TRANSACTION

         A.F.P. Habitat S.A. on behalf of the Pension Funds under Management
	 certifies that, to the best of its knowledge and belief, the securities
	 referred to above were acquired and are held in the ordinary course of
	 business and were not acquired and are not held for the purpose of or with
	 the effect of changing or influencing the control of the issuer of the
	 securities and were not acquired and are not held in connection with or
	 as a participant in any transaction having that purpose or effect.

	 A.F.P. Habitat may be deemed the beneficial owner for purposes of this statement of the securities described in Item 1 by virtue of this holding of such securities for the benefit of its pension fund clients by their separate accounts. These shares are acquired in the ordinary course of A.F.P. Habitats pension fund management business, and not with the purpose or effect of changing or influencing control of the issuer.
	 The filing of this statement should not be construed as an admission that A.F.P. Habitat is, for the purposes of Section 13 of the Securities Exchange Act of 1934, the beneficial owner of these shares.
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ITEM 5.  OWNERSHIP

         As of August 11, 2003, A.F.P. Habitat S.A. (on behalf of Pension Funds) may be deemed to beneficially own 2,374,199 shares,
	 or 23.41 % of the Issuer's common stock.
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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF ISSUER.
	 None
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ITEM 7.  MATERIALS FILED AS EXHIBITS
         None
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                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 11, 2003                         /s/ Jorge Villagran
                                             --------------------------------
                                             Jorge Villagran